Via EDGAR

November 22, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director

Re:	The Bank of New York Mellon Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 28, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2011

Filed May 9, 2011

Form 10-Q for the Quarterly Period Ended June 30, 2011

Filed August 8, 2011

File No. 000-52710

Dear Ladies and Gentlemen:

This letter is our response (the “Response”) to the letter, dated November 7, 2011 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to The Bank of New York Mellon Corporation’s (the “Company” or “BNY Mellon”) Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Annual Report”), Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2011. Please note that although several of our responses below reflect our current draft disclosure intended to address the Staff’s comments, the actual language used in our future filings may not compare precisely with the language set forth below as the facts and circumstances of our business may change from time to time.

One Wall Street, New York, N.Y. 10286

Company Response

For your convenience, the text of the Staff’s comment is set forth in bold followed by our response. The heading and numbered response set out below correspond to the heading and numbered comment in the Staff’s Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors, page 16

1.	In our two previous letters we asked that you provide us with revised risk factors. We do not agree with your proposal to provide us with the proposed revisions by January 31, 2012. Include the proposed revisions in your response to this letter.

We respectfully submit that the risk factors in our 2010 Annual Report are meaningful and reflect an appropriate level of specificity to capture the potential impact of these risks to our business. However, we have revised our risk factor disclosures in response to the Staff’s comment. Subject to the last sentence of the first paragraph of this letter, Annex A, attached hereto, sets forth a draft of our Risk Factors section substantially as it would appear in our future filings to the extent the risks discussed therein remain relevant, marked to show the changes compared to the version of such section contained in the 2010 Annual Report. We note that the draft disclosure also includes updates for changes to the Risk Factors section since the 2010 Annual Report.

Item 11. Executive Compensation

2010 Corporate Component Results, page 54

2.	We note your response to comment three and are unable to agree that the goals are not material to an understanding of your compensation policies and decisions.

•	You disclose that, “Reported earnings per share were below budget.” Please tell us and include in your future filings what your budget was and what the results were for reported earnings per share.

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Also you disclose that, “Reported earnings per share growth was ahead of our peers.” Please tell us and include in your future filings the earnings per share growth figures for both you and your peers.

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You disclose that, “Return on deployed economic capital was approximately at budget.” Please tell us and include in future filings what your budget was and what the results were for your return on deployed economic capital.

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The corporate component constituted at least 50% of the targeted cash incentive awards for each of your named executive officers. Investors currently do not have an understanding of how difficult the goals were to achieve. The fact that there are no formulaic connections among any one factor in determining the compensation outcome is not dispositive when determining whether the disclosure of this information is material information necessary to an investor’s understanding of your compensation policies.

We continue to respectfully submit that we have provided all of the material information in our proxy statement for the 2011 Annual Meeting of Shareholders (the “proxy statement”) necessary to an investor’s understanding of our compensation policies and decisions. However, in response to the Staff’s comment, below is the requested information with respect to budget and actual results for reported earnings per share, reported earnings per share growth, and return on deployed economic capital:

Reported earnings per share: As indicated on page 54 of the proxy statement, reported earnings per share were below budget for 2010. Our reported earnings per share budget for 2010 was $2.36 and actual achievement was $2.11.

Reported earnings per share growth: As reported in the proxy statement, our reported earnings per share growth was ahead of our peers, although the Human Resources and Compensation Committee of the Board of Directors (“HRCC”) determined that the growth was not meaningful due to negative earnings in 2009. From January 1, 2010 through September 30, 2010, our reported earnings per share were $1.55 compared to ($1.54) for the prior year period, a reported earnings per share growth of 201%. Full-year information was not available at the time the HRCC was making its bonus determination for 2010. Earnings per share information for our peers is publicly available. We do not believe it is necessary or appropriate to include earnings per share information for our peers in our proxy statement in order for shareholders to understand the bonus determinations made by the HRCC. In our future filings, we will disclose our percentile positioning relative to our peers’ reported earnings per share growth.

Return on deployed economic capital: For 2010, our return on deployed economic capital, which we define in our proxy statement as operating earnings divided by deployed economic capital, was approximately at budget, as budget was 32.9% and our actual achievement was 32.5%. We define deployed economic capital as the economic capital allocated to each of our businesses. Economic capital represents the estimated amount of capital required throughout a business cycle for us to maintain an AA credit rating as calculated by our risk management group.

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To the extent that these metrics or similar metrics are taken into account by the HRCC in determining the corporate component of future annual incentive compensation amounts, we agree to disclose the relevant budget and actual performance under such metrics (unless we determine that any such number could be excluded under Instruction 4 to Item 402(b) of Regulation S-K).

In addition, as indicated in the Company’s August 9, 2011 response to the Staff’s letter dated July 12, 2011, to the extent that operating earnings per share or another performance metric is used to establish a range of incentive opportunity for the corporate component of future annual incentive compensation amounts, we agree to disclose the relevant range and actual performance in future proxy filings and, to the extent relevant to an understanding of the performance metric, the budget (unless we determine that any such disclosure could be excluded under Instruction 4 to Item 402(b) of Regulation S-K). For 2010, the range of operating earnings per share that would have allowed a guideline corporate component incentive payout of 100% of target was $2.17- $2.52. As indicated on page 54 of the proxy statement, our actual achievement for operating earnings per share was $2.28, which was somewhat below budget for 2010. Our operating earnings per share budget for 2010 was $2.40.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Liquidity and Dividends, page 39

3.	Your amended Form D filed on October 5, 2011 indicates that you are conducting a $5 billion debt offering under Rule 506. We note your disclosure on page 41 that you have the ability to access the capital markets through a shelf registration statement covering an unlimited amount of debt securities. Please tell us the purpose of the Rule 506 offering.

The amendment to the Form D was filed in connection with an increase in the aggregate amount of notes outstanding at any time under BNY Mellon’s existing commercial paper program from $1.5 billion to $5 billion, effective as of October 5, 2011. The existing commercial paper program was commenced on July 23, 2010, and the commercial paper issued thereunder is offered in reliance on an exemption from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof and on Regulation D and Rule 506 thereunder. The purpose of our commercial paper program is to provide BNY Mellon with an additional source of liquidity to be used for general corporate purposes.

Supplemental information — Explanation of Non-GAAP financial measures, page 48

4.

You have disclosed on page 51 certain components of the calculation of your estimated Basel III Tier 1 common equity ratio. In future filings, please expand your disclosure to show the related component parts of the calculation of the measure, similar to how you did on page 50 for the calculation of Tier 1 common equity under Basel I. Also, given that the

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rules have not yet been finalized under Basel III, please revise to provide any clarifying assumptions and key distinctions from the calculation of these measures under Basel I.

Subject to the last sentence of the first paragraph of this letter, we will revise our future filings to expand our disclosure as follows:

Estimated Basel III Tier 1 common equity ratio — Non-GAAP(1) (dollars in millions)	Sept. 30, 2011
Total Tier 1 capital — Basel I	$14,919
Less: Trust preferred securities	1,660
Adjustments related to AFS securities and pension liabilities included in AOCI	469	(2)
Adjustments related to equity method investments	590	(2)
Net pensions fund assets	493	(2)
Other	26

Total estimated Basel III tier 1 common equity	$11,681

Total risk-weighted assets — Basel I	$106,256
Add: Adjustments	74,224	(3)

Total estimated Basel III risk-weighted assets	$180,480

Estimated Basel III tier 1 common equity ratio	6.5%

(1)	Our estimated Basel III Tier 1 common equity ratio (Non-GAAP) reflects our current interpretation of the Basel III rules. Our estimated Basel III Tier 1 common equity ratio could change in the near future as the U.S. regulatory agencies implement Basel III or if our businesses change.

(2)	Basel III does not add back to capital the adjustment to other comprehensive income that Basel I and Basel II make for pension liabilities and available-for-sale securities. Also, under Basel III, pension assets recorded on the balance sheet and adjustments related to equity method investments are a deduction from capital.

(3)	Primary differences between Basel I and Basel III include: the determination of credit risk under Basel I uses predetermined risk weights and asset classes, while under Basel III includes borrower credit ratings and internal risk models; the treatment of securitizations that fall below investment grade receive a significantly higher risk weighting under Basel III than Basel I; also, Basel III includes additional adjustments for operational risk, market risk, counter party credit risk and equity exposures.

Forward-looking statements, page 112

5.	You indicated that some statements in your filing are forward-looking. Such statements include management’s judgment in determining the size of unallocated allowances. Based upon your new qualitative allowance framework as it is discussed on page 35, it appears that you no longer estimate unallocated allowances. If true, please remove any reference to unallocated allowances from your forward-looking statements.

In future filings, we will remove the reference to management’s judgment in determining the size of unallocated allowances in the “Forward-looking Statements” section.

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On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at (212) 635-1901 (facsimile transmission (212) 635-1121) or John Park, Controller at (212) 635-7080 (facsimile transmission (212) 635-8523).

Yours very truly,

THE BANK OF NEW YORK MELLON CORPORATION

/s/ Thomas P. Gibbons
Name: Thomas P. Gibbons Title: Chief Financial Officer

~~ITEM 1~~Annex A~~.~~

RISK FACTORS

Making or continuing an investment in securities issued by us, including our common stock, involves certain risks that you should carefully consider. The following discussion sets forth ~~some of~~ the ~~more important~~ most significant risk factors that could affect our business, financial condition or results of operations. However, other factors, besides those discussed below ~~or elsewhere in this Form 10-K~~, or other of our reports filed with or furnished to the ~~SEC~~Securities and Exchange Commission (the “SEC”), also could adversely affect our business, financial condition or results of operations. We cannot assure you that the risk factors described below or elsewhere in ~~this document~~our reports address all potential risks that we may face. These risk factors also serve to describe factors ~~which~~ that may cause our results to differ materially from those described in forward-looking statements included herein or in other documents or statements that make reference to this ~~Form 10-K~~filing. See “Forward-looking Statements.”

Market and Economic Risk — Uncertainties in ~~global~~ financial markets and weakness in the economy generally may materially adversely affect our business and results of operations.

Our results of operations are materially affected by conditions in the domestic and global financial markets and the economy generally, both in the ~~U.S.~~United States and elsewhere around the world. ~~While there are indications that both the financial markets and the economy are recovering from the recent worldwide recession, a~~A variety of factors raise concern over the course and strength of the economic recovery, including ~~low interest rates,~~ depressed home prices and increasing foreclosures, volatile equity market values, high unemployment, governmental budget deficits (including, in the ~~U.S.~~United States, at the federal, state and municipal level), contagion risk from possible default by other countries on sovereign debt, declining business and consumer confidence and the risk of increased inflation. ~~These factors continue to have a significant effect on both the global economy and our business.~~ The resulting economic pressure on consumers and lack of confidence in the financial markets may adversely affect certain portions of our business ~~and our~~, financial condition and results of operations. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial ~~institutions~~services industry. In particular, we may face the following risks in connection with these events, some of which are discussed at greater length in separate risk factors:

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The ~~amount and range of our market risk exposures have been increasing over the past several years, and may continue to do so.~~fees earned by our Investment Management business — that is, Asset Management and Wealth Management — and, accordingly, their profitability are higher as assets under management increase. Those fees are also impacted by the composition of the assets under management, with higher fees for some asset categories as compared to others. Uncertain and volatile capital markets could result in reductions in assets under management because of investors’ decisions to withdraw assets or from simple declines in the value of assets under management as markets decline. Uncertain and volatile financial markets may also result in changes in customer allocations of funds among money market, equity, fixed income or other investment alternatives. Those changes in allocation may be from higher fee investments to lower fee investments. For example, at Sept. 30, 2011, using the S&P 500 Index as a proxy for the equity markets, we estimate that a 100 point change in the value of the S&P 500 Index, sustained for one year, would impact fee revenue by approximately 1 to 2% and fully diluted earnings per common share on a continuing operations basis by $0.06-$0.07.

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~~During periods of unfavorable market or economic conditions, the level of individual investor participation in the global markets, as well as the level of client assets, may also decrease, which would negatively impact the results of our Asset and Wealth Management businesses.~~

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~~Fluctuations in global market activity could impact the flow of investment capital into or from assets under management and the way customers allocate capital among money market, equity, fixed income or other investment alternatives, which could negatively impact our Asset Management business.~~ Uncertain and volatile capital markets, particularly declines, could reduce the value of our investments in equity and debt securities, including pension and other post-retirement plan assets.

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Our ability to continue to operate certain commingled investment funds at a net asset value of $1.00 per unit and to allow unrestricted cash redemptions by investors in those commingled funds (or by investors in other funds managed by us ~~which~~ that are invested in those commingled investment funds) may be adversely affected by depressed mark-to-market prices of the underlying portfolio securities held by such funds, or by material defaults on such securities or by the ~~limited sources~~ level of liquidity that ~~are available to~~ could be achieved from the portfolio securities in such funds; and we may be faced with claims from investors and exposed to financial loss as a result of our operation of such funds.

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~~Heightened regulation of our industry will increase our costs and may limit our ability to pursue business opportunities that we would otherwise pursue.~~ Low interest rates may result in the voluntary waiving of fees on certain money market mutual funds and related distribution fees by us and others in order to prevent clients’ yields on such funds from becoming uneconomic, which could have an adverse impact on our revenue and results of operations.

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The process we use to estimate ~~losses inherent in~~ our projected credit ~~exposure~~ losses and to ascertain the fair value of securities held by us is subject to uncertainty in that it requires use of statistical models and difficult, subjective~~,~~ and complex judgments, including forecasts of economic conditions and how these conditions might impair the ability of our borrowers and others to meet their obligations. In uncertain and volatile capital markets, our ability to estimate our projected credit losses may be impaired, which could adversely affect our overall profitability and results of operations.

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Our ability to access the public capital markets on favorable terms or at all could be adversely affected by further disruptions in the markets ~~or other events, including actions by rating agencies and deteriorating investor expectations~~.

•	~~The value of our investments in equity and debt securities, including our marketable debt securities and pension and other post-retirement plan assets, may decrease.~~

Disruptions in European economies, or the failure or instability of any of our significant counterparties in Europe, many of whom are major financial institutions, could have an adverse effect on our business and results of operations.

The financial markets remain concerned about the ability of certain European countries, particularly Greece, Ireland and Portugal, but also others such as Spain and Italy, to finance their deficits and service growing debt burdens amidst difficult economic conditions. This loss of confidence has led to rescue measures for Greece, Ireland and Portugal by Eurozone countries and the International Monetary Fund as well as intervention by the European Central Bank to stabilize Italian and Spanish bonds. The actions required to be taken by those countries as a condition to rescue packages, and by other countries to mitigate similar developments in their economies, have resulted in increased political discord within and among Eurozone countries. We are primarily exposed to disruptions in European markets in two principal areas – on our balance sheet, in certain interest-bearing deposits with banks, loans, trading assets and investment securities, as well as our Investment Management fee revenue relating to client investments in European assets. Additionally, continued disruptions in Europe could lead to increased client deposits and a larger balance sheet, which could adversely impact our leverage ratio.

The interdependencies among European economies and financial institutions have contributed to concerns regarding the stability of European financial markets generally and certain institutions in particular. Financial services institutions are interdependent as a result of trading, clearing, counterparty or other relationships. We routinely execute transactions with European counterparties, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. As a result, defaults or non-performance by, or even rumors or questions about, one or more European financial institutions, or the financial markets generally, have in the past led to market-wide liquidity problems and could lead to losses by us or by other institutions in the future. Given the scope of our European operations, clients and counterparties, persistent disruptions in the European financial markets, the attempt of a country to abandon the Euro, the failure of a significant European financial institution, even if not an immediate counterparty to us, or persistent weakness in the Euro, could have an adverse impact on our business or results of operations.

~~Concerns over~~ Continued market volatility ~~continue~~ may adversely impact our business, financial condition and results of operations and our ability to manage risk.

The capital and credit markets experienced unprecedented volatility and disruption during the 2008 financial crisis. ~~While markets stabilized in 2010, further upheaval could produce downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength.~~ Under ~~these~~ such extreme conditions, our hedging and other risk management strategies may not be as effective at mitigating trading losses as they would be under less volatile market conditions. ~~Moreover, under these conditions market participants are particularly exposed to trading strategies employed by many market participants simultaneously and on a large scale, such as crowded trades~~ Further market volatility could produce downward pressure on our stock price and credit availability without regard to our underlying financial strength. The broad decline in stock prices throughout the financial services industry, which has also affected our common stock, could require a goodwill impairment test. A substantial goodwill impairment charge would not have a significant impact on our financial condition, but would have an adverse impact on our results of operations. Severe market events have historically been difficult to predict, however, and we could realize significant losses if unprecedented extreme market events were to ~~continue, such as the recent conditions in the global financial markets and global economy~~ reoccur. For a discussion of risk, see “Risk management” in the MD&A — Results of Operations section in the 2011 Annual Report~~.~~ to Shareholders on Form 10-K (the “Annual Report”), which is filed as an exhibit to this filing. If markets experience further upheavals, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to ~~access capital and on our business, financial condition and results of operations.~~ manage risk and on our business, financial condition and results of operations.

We may experience further write-downs of financial instruments that we own and other losses related to volatile and illiquid market conditions, reducing our earnings.

We maintain an investment securities portfolio of various holdings, types and maturities. These securities are generally classified as available-for-sale and, consequently, are recorded on our balance sheet at fair value with unrealized gains or losses reported as a component of accumulated other comprehensive income, net of tax. Our portfolio includes U.S. Treasury and agency securities, municipal securities, non-agency U.S. and non-U.S. residential mortgage-backed securities, commercial mortgage-backed securities and credit cards, the values of which are subject to market price volatility to the extent unhedged. This volatility affects the amount of our capital. In addition, if such investments suffer credit losses, as we experienced with some of our investments in 2009, we may recognize in earnings the credit losses as an other-than-temporary impairment, which could impact our revenue in the quarter in which we recognize the losses. For example, net securities losses totaled $4.8 billion in the third quarter of 2009, primarily as a result of a charge related to restructuring the investment securities portfolio, which resulted in negative earnings per share that quarter. The losses in 2009 reflected both credit and non-credit related losses on our investment securities portfolio. We could experience losses related to our investment securities portfolio in the future, which could ultimately adversely affect our results of operations and capital levels. For information regarding our investment securities portfolio, refer to “Consolidated Balance Sheet — Investment Securities” and for information regarding the sensitivity of and risks associated with the market value of portfolio investments and interest rates, refer to the “Risk Management — Market risk” section both of which are in the MD&A — Results of Operations section in the Annual Report.

Reputational, Legal and Regulatory Risk — Our business may be negatively affected by adverse publicity, regulatory actions or litigation with respect to us, other well-known companies and the financial services industry generally.

We are subject to reputational, legal and regulatory risk in the ordinary course of our business. ~~These risks could include adverse publicity and damage to our reputation~~ The 2008 financial crisis and current political and public sentiment regarding financial institutions have resulted in a significant amount of adverse media coverage of financial institutions. Harm to our reputation can result from numerous sources, including adverse publicity arising from events in the financial markets, our ~~failure or~~ perceived failure to comply with legal and regulatory requirements, the purported actions of our employees~~,~~ or alleged financial reporting irregularities involving ourselves or other large and well-known companies~~, increasing regulatory scrutiny of “know your customer”, anti-money laundering and anti-terrorist procedures and their effectiveness, and litigation that may arise from our failure or perceived failure to comply with policies and procedures.~~ . Additionally, a failure to deliver appropriate standards of service and quality or a failure to appropriately describe our products and services can result in customer dissatisfaction, lost revenue, higher operating costs and litigation. Actions by the financial services industry generally or by other members of or individuals in the financial services industry can also negatively impact our reputation. For example, public perception that some consumers may have been treated unfairly by financial institutions has damaged the reputation of the financial services industry as a whole. Should any of these or other events or factors that can undermine our reputation occur, there is no assurance that the additional costs and expenses that we may need to incur to address the issues giving rise to the reputational harm would not adversely affect our earnings and results of operations.

We are also the subject of inquiries, investigations and proceedings by regulatory and other governmental agencies in the United States and abroad, as well as the Department of Justice and state attorneys general. Responding to such investigations and lawsuits, regardless of the ultimate outcome of the proceeding, is time consuming and expensive and can divert the time and effort of our senior management from our business. Actions brought against us may result in lawsuits, enforcement actions, injunctions, settlements, damages, fines or penalties, which could have a material adverse effect on our financial condition or results of operations. Additionally, the outcome of such proceedings may be difficult to predict or estimate until late in the proceedings, which may last several years. Any or all of these risks could result in increased regulatory supervision~~,~~ and affect our ability to attract and retain customers or maintain access to the capital markets~~, result in lawsuits, enforcement actions, damages, fines and penalties or have other adverse effects on us. Customers of our subsidiaries may make claims pertaining to the performance of fiduciary responsibilities, which may result in material financial liability and materially impair our reputation, if not resolved in a manner favorable to the subsidiary. Investigations by various federal and state regulatory agencies, the Department of Justice and state attorneys general, and any related litigation, could have an adverse effect on us~~. Adverse publicity, governmental scrutiny and legal proceedings can also adversely impact the morale and performance of our employees. See “Legal proceedings” in Note 25 of the Consolidated Financial Statements in the Annual Report.

We are subject to extensive government regulation and supervision, including regulation and supervision in non-U.S. jurisdictions, which may limit our ability to pay dividends or make other capital distributions and violations of which could have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly regulated environment, and are subject to a comprehensive statutory regulatory regime as well as oversight by governmental agencies. In light of the current conditions in the global financial markets and economy, the Obama Administration, Congress and regulators have increased their focus on the regulation of the financial services industry. New or modified regulations and related regulatory guidance, including under Basel III and the Dodd-Frank ~~Act~~ Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), may have unforeseen or unintended adverse effects on the financial services industry. ~~The regulatory perspective, particularly that of the Federal Reserve Board, on regulatory capital requirements may affect~~ We are required to submit to the Federal Reserve an annual capital plan outlining our planned capital actions for the following year. Our ability to take capital actions, including our ability to make acquisitions, declare dividends or repurchase our common stock ~~unless we can demonstrate, to the satisfaction of our regulators,~~ is subject to Federal Reserve approval, which is dependent on our successful demonstration that such actions would not adversely affect our regulatory capital position in the event of a ~~severely~~ stressed market environment. For example, any increase in quarterly dividends not contemplated in the annual capital plan will also require Federal Reserve approval. The Federal Reserve’s current guidance provides that, for large bank holding companies like us, dividend payout ratios exceeding 30% of after-tax net income will receive particularly close scrutiny. In addition, the implementation of certain ~~of the~~ regulations with regard to regulatory capital could disproportionately affect our regulatory capital position relative to that of our competitors, including those who may not be subject to the same regulatory requirements, which could put further pressure on the price of our common stock.

Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and reputational damage, which could have a material adverse effect on our business, financial condition and results of operations. Although we have policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur. If violations do occur, they could damage our reputation and increase our legal and compliance costs, and ultimately adversely impact our results of operations. Laws, regulations or policies, including accounting standards and interpretations, currently affecting us and our subsidiaries may change at any time. Regulatory authorities may also change their interpretation of these statutes and regulations. Therefore, our business may also be adversely affected by future changes in laws, regulations, policies or interpretations or regulatory approaches to compliance and enforcement. See “Supervision and Regulation” in this ~~Form 10-K~~filing.

Some of the governmental authorities which may assert jurisdictional regulatory authority over us are located in and operate under jurisdictions outside the United States. Such jurisdictions may utilize legal principles and systems that differ ~~materially~~ from those encountered in the United States. For example, on various dates from 2004 to 2011, BNY Mellon subsidiary Pershing LLC was named as a defendant in more than 100 lawsuits filed in Germany by plaintiffs who are investors with accounts at German broker-dealers. See “Legal proceedings” in Note 25 of the Consolidated Financial Statements in the Annual Report. Among other things, litigation in foreign jurisdictions may be decided ~~much~~ more quickly than in the ~~U.S.~~United States, trials may not involve testimony of witnesses who are in the courtroom and subject to cross-examination, and trials may be based solely on submission of written materials. These factors can make issues of regulatory compliance and legal proceedings more difficult to assess and therefore we may not be able to estimate potential exposure for a matter.

~~We may experience further write-downs of our financial instruments and other losses related to volatile and illiquid market conditions; impairment of our instruments could harm our earnings.~~

~~We maintain an investment securities portfolio of various holdings, types, and maturities. These securities are generally classified as available-for-sale and, consequently, are recorded on our Consolidated Balance Sheet at fair value with unrealized gains or losses reported as a component of accumulated other comprehensive income, net of tax. Our portfolio includes non-agency U.S. and non-U.S. residential mortgage-backed securities, commercial mortgage-backed securities and credit cards, the values of which are subject to market price volatility to the extent unhedged. If such investments suffer credit losses, as we experienced with some of our investments in 2009, we may recognize in earnings the credit losses as an other-than-temporary impairment. For information regarding the sensitivity of and risks associated with the market value of portfolio investments and interest rates, refer to the “Risk Management – Market risk” section in the MD&A – Results of Operations section in the Annual Report.~~

Recent legislative and regulatory actions may have an adverse effect on ~~the Company’s~~our operations.

In July 2010, President Obama signed into law the Dodd-Frank Act. This ~~new~~ law broadly affects the financial services industry, particularly those entities considered to be “systemically important”, such as bank holding companies with assets of over $50 billion, including BNY Mellon, by establishing a framework for systemic risk oversight, creating a liquidation authority, mandating higher capital and liquidity requirements, requiring banks to pay increased fees to regulatory agencies and numerous other provisions aimed at strengthening the sound operation of the financial services sector. Further, in July 2011, the Basel Committee issued a consultative document setting forth proposals to apply a new Tier 1 common equity surcharge to certain global systemically important banks (“G-SIBs”), and in November, the Financial Stability Board indicated that BNY Mellon is one of the 29 G-SIBs subject to this surcharge.

Among numerous other provisions of recent legislative and regulatory changes that could have an effect on BNY Mellon are:

•	the Basel Committee’s heightened capital and liquidity requirements;

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the potential requirement to register as a “municipal advisor”. Depending upon the SEC’s final interpretation of the statutory requirement, BNY Mellon and a large number of employees located throughout the country may be required to register as a municipal adviser, which would impose increased costs and burdens on, and changes to, our business and may necessitate a re-evaluation of the affected services;

•	the required registration of swap dealers and associated compliance duties, reporting and record-keeping with respect to swaps and clearing and execution obligations, among other duties; and

•	various features of the “Volcker Rule” element of the Dodd-Frank Act, including:

¡	establishment of a costly heightened compliance regime;

¡	the need to liquidate investments in certain funds at an accelerated pace at unfavorable pricing; and

¡	preclusion from launching new funds to meet customer demand, and the competitive disadvantage vis-à-vis other managers not subject to the Volcker Rule.

U.S. regulatory agencies — banking, securities and commodities — ~~have begun to publish~~are steadily publishing notices of proposed regulations required by the Dodd-Frank ~~during the past several months~~Act, and new bodies created by Dodd-Frank (including the ~~FSOC~~Financial Stability Oversight Council and the ~~Bureau of~~ Consumer Financial Protection Bureau) are commencing operations. The related findings of various regulatory and commission studies, the interpretations issued as part of the rulemaking process and the final regulations that are issued with respect to various elements of the new law may cause changes that impact the profitability of our business activities and require that we change certain of our business practices and plans, including those relating to cross-selling our products and services. These changes could also expose us to additional regulatory costs ~~(including increased legal and compliance costs)~~ and require us to invest significant management attention and resources to make any necessary changes, all of which could impact our profitability.

Interest Rate Environment — ~~Our revenues and profits are sensitive to changes in~~Low or volatile interest rates could have a material adverse effect on our profitability.

Our net interest revenue and cash flows are sensitive to interest rate changes and changes in valuations in the debt or equity markets over which we have no control. Our net interest revenue is the difference between the interest income earned on our interest-earning assets, such as the loans we make and the securities we hold in our investment portfolio, and the interest expense incurred on our interest-bearing liabilities, such as deposits and borrowed money. We also earn net interest revenue on interest-free funds we hold.

The global market crisis has triggered a series of cuts in interest rates. During fiscal ~~2010,~~2010 and the first nine months of 2011, the Federal Open Market Committee kept the target federal funds rate between 0% and 0.25%. The low interest rate environment has compressed our net interest spread and reduced our spread-based revenues. It has also resulted in ~~our~~the ~~voluntarily~~voluntary waiving of fees on certain money market mutual funds and related distribution fees by us and others in order to prevent ~~our clients’~~clients’ yields on such funds from becoming ~~negative.~~ uneconomic, which has an adverse impact on our revenue and results of operations.

Changes in interest rates could affect the interest earned on assets differently than interest paid on liabilities. A rising interest rate environment ~~generally results~~may result in our earning a larger net interest spread. Conversely, a falling interest rate environment ~~generally results~~may result in our earning a smaller net interest spread. If we are unable to effectively manage our interest rate risk, ~~changes in interest rates~~it could have a material adverse effect on our profitability. Further ~~volatility~~rapid increases in interest rates could also trigger one or more of the following additional effects, which could impact our business, results of operations and financial condition:

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changes in net interest revenue depending on our balance sheet position at the time of change. See discussion under “Asset/liability management” in the MD&A — Results of Operations section in the Annual Report;

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an increased number of delinquencies, bankruptcies or defaults and more nonperforming assets and net charge-offs as a result of abrupt increases in interest rates~~, including with respect to financial guaranty monoline insurers as to which we have credit exposure~~;

•	a decline in the value of our fixed-income investment portfolio as a result of increasing interest rates; and

•	increased borrowing costs ~~and reduced access to the capital markets caused by unfavorable financial conditions; and~~.

•	~~decreased fee-based revenues due to a slowing of capital market activity or significant declines in market value.~~

A more detailed discussion of the interest rate and market risks we face is contained in the “Risk management” section in the MD&A — Results of Operations in the Annual Report.

Deposit Insurance — Deposit insurance premiums may continue to increase~~.~~ which could increase our costs.

During 2009 and 2010, due to a higher level of bank failures, the FDIC increased recurring deposit insurance premiums, imposed a special assessment on insured financial institutions, and required insured financial institutions to prepay three years of deposit premiums~~.~~, which increased our costs. Due to the continuing volume of bank failures, it is possible that a continued high level of funding will be required from insured financial institutions, such as BNY Mellon. Additionally, the failure by BNY Mellon or one of its bank subsidiaries to maintain its “well capitalized” status could also lead to higher FDIC assessments.

Competition — We are subject to intense competition in all aspects of our business, which could negatively affect our ability to maintain or increase our profitability.

Many businesses in which we operate are intensely competitive around the world. ~~Other domestic and international banks and financial service companies such as~~Competitors include other banks, trading firms, broker dealers, investment banks, ~~specialized processing companies, outsourcing companies, data processing companies and asset managers aggressively compete with us for fee-based business. We also face competition from both unregulated and regulated financial services organizations such as mutual funds, insurance companies, credit unions, money market funds and investment counseling firms,~~asset managers, insurance companies and a variety of other financial services and advisory companies whose products and services span the local, national and global markets in which we conduct operations. In addition, ~~insurance companies, investment counseling firms, brokerage houses and other business firms and individuals offer active competition for personal trust services and investment counseling services.~~technological advances and the growth of internet-based commerce have made it possible for other types of institutions, such as outsourcing companies and data processing companies, to offer a variety of products and services competitive with certain areas of our business. Increased competition in any one or all of these areas may require us to make additional capital investments in our businesses in order to remain competitive.

Furthermore, pricing pressures, as a result of the ability of competitors to offer comparable or improved products or services at a lower price and customer pricing reviews, may result in a reduction in the price we can charge for our products and services, which would likely negatively affect our ability to maintain or increase our profitability.

Recently enacted and proposed legislation and regulation may impact our ability to conduct certain of our businesses in a cost-effective manner or at all, including legislation relating to restrictions on the ~~type~~types of activities in which financial institutions are permitted to engage~~. These or other similar proposals, which~~, such as seed capital investing. This legislation and other regulations may not apply to all of our competitors, which could adversely impact our ability to compete effectively. A decline in our competitive position could adversely affect our ability to maintain or increase our profitability and could impact our ability to attract and retain talent.

Dependence on fee-based business — We are dependent on fee-based business for a substantial majority of our revenue and our fee-based revenues could be adversely affected by a slowing in capital market activity, ~~significant declines in market values~~weak financial markets or negative trends in savings rates or in individual investment preferences.

Our principal operational focus is on fee-based business, as distinct from commercial banking institutions that earn most of their revenues from loans and other traditional interest-generating products and services. We have redeployed our assets away from traditional retail banking to concentrate our resources further on fee-based businesses, ~~including cash~~such as investment management, custody, ~~mutual fund services, unit investment trusts,~~ corporate trust, depositary receipts, ~~stock transfer, securities execution and clearance~~clearing, collateral management~~,~~ and ~~asset management~~treasury services.

Fees for many of our products and services are based on the volume of transactions processed, the market value of assets managed and administered, securities lending volume and spreads, and fees for other services rendered. Corporate actions, cross-border investing, global mergers and acquisitions activity, new debt and equity issuances, and secondary trading volumes all affect the level of our revenues. If the volumes of these activities decrease, our revenues will also decrease which would negatively impact our results of operations.

Asset-based fees are typically determined on a sliding scale so that, as the value of a client portfolio grows, we receive a smaller percentage of the increasing value as fee income. This is particularly important to our asset management, global funds services and global custody businesses. ~~Significant declines in the~~Weak financial markets could result in reduced market values ~~of capital assets would reduce the market value of~~in some of the assets that we manage and administer and result in a corresponding decrease in the amount of fees we receive and therefore would have an adverse effect on our results of operations. Similarly, significant declines in the volume of capital markets activity would reduce the number of transactions we process and the amount of securities lending we do and therefore would also have an adverse effect on our results of operations.

Our business generally benefits when individuals invest their savings in mutual funds and other collective funds, in defined benefit plans, unit investment trusts or exchange traded funds. If there is a decline in the savings rates of individuals, or if there is a change in investment preferences that leads to less investment in mutual funds, other collective funds ~~and~~, defined benefit plans or defined contribution plans, our revenues could be adversely affected.

Our fee-based revenues could be adversely affected by a stable exchange-rate environment or decreased cross-border investing activity.

The degree of volatility in foreign exchange rates can affect the amount of our foreign exchange trading revenue. Most of our foreign exchange revenue is derived from our securities servicing client base. Activity levels and spreads are generally higher when there is more volatility. Accordingly, we benefit from currency volatility and our foreign exchange revenue is likely to decrease during times of decreased currency volatility.

Our future revenue may increase or decrease depending upon the extent of increases or decreases in cross-border or other investments made by our clients. Economic and political uncertainties resulting from terrorist attacks, military actions or other events, including changes in laws or regulations governing cross-border transactions, such as currency controls, could result in decreased cross-border investment activity. ~~Decreased cross-border investing could lead to decreased demand for investor services that we provide.~~

~~The trend towards use of electronic trade networks instead of traditional modes of exchange may result in unfavorable pressure on our foreign exchange business which could adversely impact our foreign exchange revenue.~~

Our ability to retain existing business and obtain new business is dependent on our consistent execution of the fee-based services we perform.

We provide custody, accounting, daily pricing and administration, master trust and master custody, investment management, trustee and recordkeeping, foreign exchange, securities lending, securities execution and clearance, correspondent clearing, ~~stock transfer,~~ cash management, trading and information services to clients worldwide. Assets under custody and assets under management are held by us in a custodial or fiduciary capacity and are not included in our assets. If we fail to perform these services in a manner consistent with our fiduciary, custodial and other obligations, existing and potential clients may lose confidence in our ability to properly perform these services and our business may be adversely affected. In addition, any such failure may result in contingent liabilities that could have an adverse effect on our financial condition or losses that could have an adverse effect on our results of operations.

~~Our~~From time to time our internal strategies and forecasts may assume a growing client base and increasing client usage of our services. A decline in the pace at which we attract new clients and a decline ~~of~~in the pace at which existing and new clients use additional services and assign additional assets to us for management or custody would adversely affect our future results of operations. A decline in the rate at which our clients outsource functions, such as their internal accounts payable activities, would also adversely affect our results of operations.

~~Strategic acquisitions may pose integration risks.~~

Integration of Acquisitions — Our failure to successfully integrate strategic acquisitions could have a material adverse effect on our business, results of operations and financial condition.

From time to time, to achieve our strategic objectives, we have acquired or invested in other companies or businesses, and may do so in the future. ~~Each of these~~For example, on July 1, 2010, we acquired Global Investment Servicing (“GIS”), which provides a comprehensive suite of products that includes subaccounting, fund accounting/administration, custody, managed account services and alternative investment services and has approximately 4,500 employees in locations across the United States and Europe. We are in the process of integrating GIS and other businesses that we have acquired, but each of these acquisitions poses integration challenges, including successfully retaining and assimilating clients and key employees ~~of both businesses and~~, capitalizing on certain revenue synergies~~. We cannot assure you that we will realize, when anticipated or at all, the positive benefits expected as a result of our acquisitions or that any businesses acquired will be successfully integrated.~~ , integrating the acquired company’s accounting management information, internal controls and other administrative systems and technology. We may be required to spend a significant amount of time and resources to integrate these acquisitions and the anticipated benefits may take longer to achieve than projected. Moreover, to the extent we enter into an agreement to buy or sell an entity, there can be no guarantee that the transaction will close when anticipated, or at all. In particular, at times we must seek federal regulatory approvals before we can acquire another organization, which can delay or disrupt such acquisitions. If we fail to successfully integrate strategic acquisitions on a timely basis or in a cost-effective manner, we may not meet our expectations regarding the profitability of such acquisitions, which could have an adverse impact on our business, financial condition and results of operations.

~~The soundness of~~Counterparty Risk — The failure or instability of any of our significant counterparties, many of whom are major financial institutions ~~and other counterparties could~~, and our assumption of credit and counterparty risk, could expose us to loss and adversely affect ~~us~~our business.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, particularly with other financial institutions, and we routinely execute transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. As a result, defaults or non-performance by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have in the past led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions in the future. ~~Many transactions expose us to credit risk in the event of default of our counterparties or clients~~ For example, as a result of our membership in several industry clearing or settlement exchanges, we may be required to guarantee obligations and liabilities or provide financial support in the event that other members do not honor their obligations or default. These obligations may be limited to members who dealt with the defaulting member or to the amount (or a multiple of the amount) of our contribution to a member’s guarantee fund, or, in a few cases, the obligation may be unlimited. The consolidation of financial service firms and the failures of other financial institutions have increased the concentration of our counterparty risk. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due us. In addition, disputes with counterparties as to the valuation of collateral significantly increase in times of market stress and illiquidity.

The degree of client demand for short-term credit also tends to increase during periods of market turbulence, exposing us to further counterparty-related risks. For example, investors in collective investment vehicles for which we act as custodian may engage in significant redemption activity due to adverse market or economic news that was not anticipated by the fund’s manager. Our relationship with our clients, the nature of the settlement process and our systems may result in our extension of short-term credit in such circumstances. For some types of clients, we provide credit to allow them to leverage their portfolios, which may expose us to potential loss if the client experiences credit difficulties. In addition to our exposure to financial institutions, we are from time to time exposed to concentrated credit risk at the industry or country level, potentially exposing us to a single market or political event or a correlated set of events. As a consequence, we may incur a loss in relation to one entity or product even though our exposure to one of its affiliates or across product types is over-collateralized. Moreover, not all of our counterparty exposure is secured and, when our exposure is secured, the realizable market value of the collateral may have declined by the time we exercise rights against that collateral. This risk may be particularly acute if we are required to sell the collateral into an illiquid or temporarily impaired market.

We act as agent for securities lending arrangements between customers and financial counterparties, including broker-dealers, wherein securities are sourced from our customers versus cash or securities posted by such financial counterparties. We invest the proceeds from such securities lending transactions pursuant to certain instructions or guidelines from customers.

In certain cases, we agree to indemnify our customers against defaults on the securities lending agreements and may have to buy-in the securities with the cash collateral or the proceeds from the liquidation of the collateral. In those instances, we, rather than our customers, are exposed to the risks of the defaulting counterparty on the securities lending transaction.

Although our overall business is subject to these interdependencies, several of our business units are particularly sensitive to them, including our currency and other trading activities, our securities lending business and our investment management business. There is no assurance that any such losses would not materially and adversely affect our results of operations.

Credit Ratings — Any material reduction in our credit ~~rating~~ratings or the credit ratings of our subsidiaries, The Bank of New York Mellon or BNY Mellon, N.A., could increase the cost of ~~our funding from the capital markets~~funding and borrowing to us and our rated subsidiaries and have a material adverse effect on our results of operations and financial condition.

Our ~~long-term debt is~~debt and trust preferred securities and the debt and deposits of our subsidiaries, The Bank of New York Mellon and BNY Mellon, N.A., are currently rated investment grade by the major rating agencies. These rating agencies regularly evaluate us and ~~their ratings of our long-term debt~~our rated subsidiaries and their outlook on us and our rated subsidiaries. Their credit ratings are based on a number of factors, including our financial strength, as well as factors not entirely within our control, including conditions affecting the financial services industry generally. In addition, rating agencies employ different models and formulas to assess the financial strength of a rated company, and from time to time rating agencies have, in their discretion, altered these models. Changes to ~~the~~rating agency models, general economic conditions, or other circumstances outside of our control could impact a rating agency’s judgment of ~~its rating and~~ the rating or outlook it assigns us to or our rated subsidiaries. In view of the difficulties experienced ~~recently~~in recent years by many financial institutions, we believe that the rating agencies may heighten ~~the~~their level of scrutiny ~~that they apply to such institutions~~, may increase the frequency and scope of their credit reviews, may request additional information ~~from the companies that they rate~~, and may adjust upward the capital and other requirements employed in ~~the rating agency~~their models for maintenance of ~~certain ratings levels.~~rating levels. Moreover, Moody’s has indicated that regulatory changes in the Dodd-Frank Act could result in lower debt and deposit ratings for U.S. banks and other financial institutions, including us, whose ratings currently benefit from assumed government support. Currently, our ratings benefit from one notch of “lift” and The Bank of New York Mellon and BNY Mellon, N.A. benefit from two notches of “lift” as a result of the rating agency’s government support assumptions. Moody’s continues to evaluate whether to reduce its support assumptions to below pre-financial crisis levels for banks that currently benefit from ratings uplift. In this context, in June 2011, the rating outlook on the deposit, senior debt, and senior subordinated debt ratings of BNY Mellon and its rated subsidiaries have been changed to negative from stable. There can be no assurance that we or our rated subsidiaries will maintain our respective credit ratings or outlook on our securities.

~~The outcome of such a review may have adverse ratings consequences, which~~A material reduction in our credit ratings or the credit ratings of our rated subsidiaries could have a material adverse effect on our access to credit markets, the related cost of funding, our credit spreads, our liquidity and on certain trading revenues, particularly in those businesses where counterparty creditworthiness is critical. A reduction in our credit ratings or the credit ratings of The Bank of New York Mellon or BNY Mellon, N.A. could affect the cost of, and other terms upon which we are able to obtain, funding and borrowing. Our credit spreads, which is the amount in excess of the interest rate of U.S. Treasury securities (or other benchmark securities) of the same maturity that we need to pay our debt investors, may be impacted by our credit ratings and market perceptions of our creditworthiness. In addition, in connection with certain over-the-counter derivatives contracts and other trading agreements, counterparties may require us to provide additional collateral or to terminate these contracts and agreements and collateral financing arrangements in the event of a material credit ratings downgrade below certain ratings levels. Termination of these contracts and agreements could impair our liquidity by requiring us to find other sources of financing or to make significant cash payments or securities movements. An increase in the costs of our funding and borrowing, or an impairment of our liquidity, could have a material adverse effect on our results of operations and financial condition ~~and affect the cost and other terms upon which we are able to obtain funding and increase our cost of capital~~. We cannot predict what actions rating agencies may take, or what actions we may be required to take in response to the actions of rating agencies, which may adversely affect us.

Capital Adequacy — We are subject to capital adequacy guidelines and, if we fail to meet these guidelines, our financial condition would be adversely affected.

Under regulatory capital adequacy guidelines and other regulatory requirements, BNY Mellon and our subsidiary banks and broker-dealers must meet guidelines that include quantitative measures of assets, liabilities and certain off-balance sheet items, subject to qualitative judgments by regulators about components, risk weightings and other factors. As discussed under “Supervision and Regulation ~~– Capital Requirements” in this Form 10-K, the capital requirements applicable to us~~” in this filing, BNY Mellon is regulated as a bank holding company ~~as well as to our subsidiary banks are in the process of being substantially revised, in connection with Basel III and the requirements of the Dodd-Frank Act.~~ and a financial holding company (“FHC”). Our ability to maintain our status as an FHC is dependent upon a number of factors, including our U.S. depository institution subsidiaries continuing to qualify as “well capitalized” and upon BNY Mellon maintaining its status as “well capitalized” and “well managed” under applicable Federal Reserve regulations. Failure by BNY Mellon or one of our U.S. bank subsidiaries to maintain its status as “well capitalized” and “well managed”, if unremedied over a period of time, would cause us to lose our status as an FHC and could affect the confidence of clients in us, thus also compromising our competitive position. Additionally, an FHC that does not continue to meet all the requirements for FHC status could lose the ability to undertake new activities or make acquisitions that are not generally permissible for bank holding companies without FHC status or to continue such activities. During periods of market uncertainty, custody customers may choose to hold cash balances instead of securities, with those cash balances customarily invested in deposits of our bank subsidiaries. Such inflows of cash deposits could adversely impact our leverage ratio. As a bank holding company, we are subject to consolidated regulatory capital requirements administered by the Federal Reserve. Our bank subsidiaries are subject to similar capital requirements, administered by the Federal Reserve in the case of The Bank of New York Mellon and by the OCC in the case of our national bank subsidiaries, BNY Mellon, N.A. and The Bank of New York Mellon Trust Company, National Association. Failure by BNY Mellon or one of our U.S. bank subsidiaries to maintain its status as “adequately capitalized” would lead to regulatory sanctions and limitations and could lead the federal banking agencies to take “prompt corrective action”. Furthermore, failure by BNY Mellon or one of its bank subsidiaries to maintain its status as “well capitalized” could lead to higher FDIC assessments. If our company, our subsidiary banks, or broker-dealers failed to meet these minimum capital guidelines and other regulatory requirements, ~~their respective financial conditions would be materially and adversely affected. In light of recent market events, Dodd-Frank and Basel III,~~we may not be able to deploy capital in the operation of our business or distribute capital to shareholders, which may adversely affect our business. The capital requirements applicable to us as well as to our subsidiary banks are in the process of being substantially revised, in connection with Basel III and the requirements of the Dodd-Frank Act and BNY Mellon and our subsidiary banks will be required to satisfy additional, more stringent, capital adequacy standards. We cannot fully predict the final form of, or the effects of, these regulations. ~~Failure by BNY Mellon or one of our U.S. bank subsidiaries to maintain its status as “well-capitalized” and “well managed”, if unremedied over a period of time, would cause us to lose our status as a FHC and could affect the confidence of clients in us, thus also compromising our competitive position.~~ See “Supervision and Regulation” in this ~~Form 10-K~~filing and the “Liquidity and dividends” and “Capital — Capital adequacy” sections in the MD&A — Results of Operations section and the “Recent Accounting and Regulatory Developments” section in the MD&A section in the Annual Report.

Access to Capital Markets — If our ability to access the capital markets is diminished, our ~~business~~liquidity, financial condition and results of operations may be adversely affected.

Our business is dependent in part on our ability to access successfully the capital markets on a regular basis. We rely on access to both short-term money markets and long-term capital markets as significant sources of liquidity to the extent liquidity requirements are not satisfied by the cash flow from our consolidated operations. Events or circumstances, such as ~~rising interest rates,~~ market disruptions or loss of confidence of debt purchasers or counterparties in us or in the funds markets, could limit our access to capital markets, increase our cost of borrowing, adversely affect our liquidity, or impair our ability to execute our business plan. In addition, our ability to raise funding could be impaired if lenders develop a negative perception of our long-term or short-term financial prospects. Such negative perceptions could be developed if we incur large trading losses, we are downgraded or put on (or remain on) negative watch by the rating agencies, we suffer a decline in the level of our business activity, regulatory authorities take significant action against us, or we discover significant employee misconduct or illegal activity, among other reasons. If we are unable to raise funding using the methods described above, we would likely need to finance or liquidate unencumbered assets, such as our investment and trading portfolios, to meet maturing liabilities. We may be unable to sell some of our assets, or we may have to sell assets at a discount from market value, either of which could adversely affect our results of operations.

Monetary and Other Governmental Policies — ~~Our business is influenced by~~Change or uncertainty in monetary and other governmental policies may impact our profitability and ability to compete.

The monetary, tax and other policies of the government and its agencies, including the Federal Reserve ~~Board~~, have a significant impact on interest rates and overall financial market performance. For example, the Federal Reserve regulates the supply of money and credit in the United States and its policies determine in large part our cost of funds for lending, investing and capital raising activities and the return we earn on those loans and investments, both of which affect our net interest margin. The actions of the Federal Reserve also can materially affect the value of financial instruments we hold, and its policies also can affect our borrowers, potentially increasing the risk that they may fail to repay their loans. Due to current market conditions, we anticipate that ~~monetary,~~ tax and other government policies will become more rigorous. Heightened regulatory scrutiny and increased sanctions, changes or potential changes in domestic and international legislation and regulation as well as domestic or international regulatory investigations impose compliance, legal, review and response costs that may impact our profitability and may allow additional competition, facilitate consolidation of competitors, or attract new competitors into our businesses. The cost of geographically diversifying and maintaining our facilities to comply with regulatory mandates necessarily results in additional costs. ~~Various legislative initiatives are from time to time introduced in Congress or relevant state legislatures. We~~Our business and earnings are also affected by the fiscal or other policies that are adopted by various U.S. regulatory authorities, non-U.S. governments and international agencies. Changes in domestic and international fiscal and monetary policies are beyond our control and difficult to predict and we cannot determine the ultimate effect that any such ~~potential legislation, if enacted,~~changes would have upon our financial condition or operations. See “Supervision and Regulation” in this ~~Form 10-K~~filing.

Operational Risk — ~~We are exposed to~~Our business may be adversely affected by operational risk ~~as a result of providing certain services, which could adversely affect our results of operations.~~ .

We are exposed to operational risk as a result of ~~providing~~conducting various fee-based services including certain securities servicing, global payment services, private banking and asset management services. ~~Operational~~Examples of operational risk ~~is~~include: the risk of loss resulting from errors related to transaction processing, breaches of the internal control system and compliance requirements, fraud by employees or persons outside ~~the company~~BNY Mellon, business interruption due to system failures, natural disasters or other unforeseeable events, or other risk of loss resulting from inadequate or failed internal processes, people and systems or from external events~~, including legal risk~~. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws, regulatory requirements or contracts which could have an adverse effect on our reputation. We regularly assess and monitor operational risk in our business and provide for disaster and business recovery planning, including geographical diversification of our facilities; however, the occurrence of various events, including unforeseeable and unpreventable events such as ~~hurricanes~~systems failures or ~~other~~ natural disasters, could ~~still~~ damage our physical facilities or our computer systems or software, cause delay or disruptions to operational functions, impair our clients, vendors and counterparties and ultimately negatively impact our results of operations~~. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and regulatory requirements which could have an adverse effect on our reputation~~ due to potentially higher expenses and lower revenues. For a discussion of risk see “Risk management” in the MD&A — Results of Operations section in the Annual Report.

~~Our~~A failure or circumvention of our controls and procedures ~~may fail or be circumvented.~~ could have a material adverse effect on our business, results of operations and financial condition.

Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations and financial condition. If we identify material weaknesses in our internal control over financial reporting or are otherwise required to restate our financial statements, we could be required to implement expensive and time-consuming remedial measures and could lose investor confidence in the accuracy and completeness of our financial reports.

~~Our~~If our information systems ~~may~~ experience ~~an interruption~~a disruption or breach in security that results in a loss of confidential client information or impacts our ability to provide services to our clients, our business and results of operations may be adversely affected.

We rely heavily on communications and information systems to conduct our business. ~~Any failure, interruption or breach in security of these systems~~The security of our computer systems, software and networks, and those functions that we may outsource, may be vulnerable to breaches, hacker attacks, unauthorized access and misuse, computer viruses and other events that could result in failures or disruptions in our business, customer relationship management, general ledger, deposit~~,~~ and loan ~~and other systems. While we have policies, procedures and technical safeguards designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there~~systems. Our businesses that rely heavily on technology, such as our Investment Servicing business, are particularly vulnerable to security breaches and technology disruptions. Breaches of security may occur through intentional or unintentional acts by those having authorized or unauthorized access to our or our clients’ or counterparties’ confidential information, including employees and customers, as well as hackers. A breach of security that results in the loss of confidential client information may require us to reimburse clients for data and credit monitoring efforts and would be costly and time consuming, and may negatively impact our results of operations and reputation. Additionally, security breaches or disruptions of our information system could impact our ability to provide services to our clients, which could expose us to liability for damages, result in the loss of customer business, damage our reputation, subject us to regulatory scrutiny or expose us to civil litigation, any of which could have a material adverse effect on our financial condition and results of operations. In addition, the failure to upgrade or maintain our computer systems, software and networks, as necessary, could also make us susceptible to breaches and unauthorized access and misuse. There can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. ~~The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations~~We may be required to expend significant additional resources to modify, investigate or remediate vulnerabilities or other exposures arising from information systems security risks. For a discussion of risk, including operational risk, see “Risk management” in the MD&A — Results of Operations section in the Annual Report.

Technology — We depend on our technology and intellectual property; if third parties misappropriate our intellectual property, our business may be adversely affected.

We are dependent on technology because many of our products and services involve processing large volumes of data. Our technology platforms must therefore provide global capabilities and scale. Rapid technological changes require significant and ongoing investments in technology to develop competitive new products and services or adopt new technologies. Technological advances which result in lower transaction costs may adversely impact our revenues. In addition, unsuccessful implementation of technological upgrades and new products may adversely impact our ability to service and retain customers.

Developments in the securities processing industry, including shortened settlement cycles and straight-through-processing, will necessitate ongoing changes to our business and operations and will likely require additional investment in technology. Our financial performance depends in part on our ability to develop and market new and innovative services, to adopt or develop new technologies that differentiate our products or provide cost efficiencies and to deliver these products and services to the market in a timely manner at a competitive price.

Rapid technological change in the financial services industry, together with competitive pressures, require us to make significant and ongoing investments. We cannot provide any assurance that our technology spending will achieve gains in competitiveness or profitability, and the costs we incur in product development could be substantial. Accordingly, we could incur substantial development costs without achieving corresponding gains in profitability.

Furthermore, if a third party were to assert a claim of infringement or misappropriation of its proprietary rights, obtained through patents or otherwise, against us with respect to one or more of our methods of doing business or conducting our operations, we could be required to spend significant amounts to defend such claims, develop alternative methods of operations, pay substantial money damages or obtain a license from the third party.

Global Operations ~~–~~ —We are subject to political, economic, legal, operational and other risks that are inherent in operating globally and which may materially adversely affect our business.

In conducting our ~~businesses~~business and maintaining and supporting our global operations, we are subject to risks of loss from the outbreak of hostilities ~~or acts of terrorism~~ and various unfavorable political, economic, legal or other developments, including social or political instability, changes in governmental policies or policies of central banks, expropriation, nationalization, confiscation of assets, price controls, capital controls, exchange controls, and changes in laws and regulations. Our international businesses are regulated in the jurisdictions in which they are located or operate. These regulations may apply heightened scrutiny to non-domestic companies, which can reduce our flexibility as to intercompany transactions, investments and other aspects of business operations and adversely affect our liquidity, profitability and regulatory capital. The failure of our systems of internal control to properly mitigate such risks, or of its operating infrastructure to support such international activities, could result in operational failures and regulatory fines or sanctions, which could cause our earnings or stock price to decline. Further, our businesses and operations are increasingly expanding into new regions throughout the world, including emerging markets. Various emerging market countries have experienced severe economic and financial disruptions, including significant devaluations of their currencies, defaults or threatened defaults on sovereign debt, capital and currency exchange controls, and low or negative growth rates in their economies~~, as well as military activity or acts of terrorism~~. Crime, corruption, war or military actions, and a lack of an established legal and regulatory framework are additional challenges in certain emerging markets. Revenue from international operations and trading in non-U.S. securities and other obligations may be subject to negative fluctuations as a result of the above considerations. The possible effects of any of these conditions may adversely affect our business and increase volatility in global financial markets generally.

Acts of Terrorism and Global Conflicts — Acts of terrorism and global conflicts may have a negative impact on our business and operations.

Acts of terrorism and global conflicts could have a significant impact on our business and operations. While we have in place business continuity and disaster recovery plans, acts of terrorism and global conflicts could still damage our facilities ~~and~~, disrupt or delay the normal operations of our business (including communications and technology), result in harm or cause travel limitations on our employees, and have a similar impact on our clients, suppliers~~,~~ and counterparties. Acts of terrorism and global conflicts could also negatively impact the purchase of our products and services to the extent ~~they resulted~~ that those acts or conflicts result in reduced capital markets activity, lower asset price levels, or disruptions in general economic activity in the United States or abroad, or in financial market settlement functions. The wars in Iraq and Afghanistan, terror attacks, political unrest, global conflicts, the national and global efforts to combat terrorism and other potential military activities and outbreaks of hostilities have affected and may further ~~adversely affect~~ negatively impact economic growth, which could have an adverse effect on our business and operations, and may have other adverse effects on us in ways that we are unable to predict.

New Business — New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts~~, particularly in instances where the markets are not fully developed.~~ . In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. As we develop new lines of business or new products or services, our revenues and costs may fluctuate because generally new businesses require start-up expenses but take time for revenues to develop. As a result of the uncertainties associated with the entry into new businesses, our business may be adversely impacted.

~~We~~ Attraction and Retention of Employees — Our business may ~~not be able~~ be adversely affected if we are unable to attract and retain ~~skilled people.~~ employees.

Our success depends, in large part, on our ability to attract new employees, retain and motivate our existing employees, and continue to compensate our employees competitively amid intense public and regulatory scrutiny ~~on~~ of the compensation practices of large financial institutions. Competition for the best ~~people~~ employees in most activities ~~engaged~~ in ~~by us~~ which we engage can be intense, and ~~we may not be able to hire people or to retain them~~there can be no assurance that we will be successful in our efforts to recruit and retain key personnel. Factors that affect our ability to attract and retain key employees include our compensation and benefits programs and our reputation for rewarding and promoting qualified employees. Our ability to attract and retain key executives and~~/or~~ other ~~key~~ employees may be hindered as a result of ~~executive compensation limits and requirements set forth in regulations that may be issued under recently proposed and enacted legislation.~~regulations applicable to incentive compensation and other aspects of our compensation programs promulgated by the Federal Reserve and other regulators in the United States and worldwide, regulations on incentive compensation to be promulgated by various U.S. regulators pursuant to the Dodd-Frank Act and other existing and potential regulations. These regulations, which include and are expected to include mandatory deferral and clawback requirements, do not and will not apply to some of our competitors and to other institutions with which we compete for talent. Our ability to recruit and retain key talent may be adversely affected by these regulations.

Tax Laws and Regulations — Tax law changes or challenges to our tax positions with respect to historical transactions may adversely affect our net income, effective tax rate and our overall results of operations and financial condition.

In the course of our business, we receive inquiries from both U.S. and non-U.S. tax authorities on the amount of taxes we owe, such as those matters discussed in Note 25 of the Notes to Consolidated Financial Statements in the Annual Report. If we are not successful in defending these inquiries, we may be required to adjust the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions, all of which can require a greater provision for taxes or otherwise negatively affect earnings. Probabilities and outcomes are reviewed as events unfold, and adjustments to the reserves are made when necessary, but the reserves may prove inadequate because we cannot necessarily accurately predict the outcome of any challenge, settlement or litigation or to what extent it will negatively affect us or our business. In addition, changes in tax legislation or the interpretation of existing tax laws worldwide could have a material impact on our net income.

Accounting Principles — Changes in accounting standards could have a material impact on our financial statements.

From time to time, the Financial Accounting Standards Board, the International Accounting Standards Board, the SEC and bank regulators change the financial accounting and reporting standards governing the preparation of our financial statements such as the potential adoption of

International Financial Reporting Standards. In some cases, we could be required to apply a new or revised standard retroactively, resulting in our restating prior period financial statements. See “Recent Accounting and Regulatory Developments” in the MD&A section in the Annual Report. These changes are difficult to predict and can materially impact how we record and report our financial condition and results of operations and other financial data~~, although, in certain instances, these changes may not have an economic impact on our business~~.

Credit Reserves — We could incur income statement charges if our reserves for credit losses, including loan reserves, are inadequate.

We have credit exposure to residential mortgages, the financial, airline and automotive industries, monoline financial guaranty insurers and many other industries. We cannot provide any assurance as to whether charge-offs related to these sectors or to different credit risks may occur in the future. Though credit risk is inherent in lending activities, our revenues and profitability are adversely affected when our borrowers default in whole or in part on their loan obligations to us. We rely on statistical models and our business experience to estimate future defaults, which we use to create loan loss reserves against our loan portfolio. In addition, current market developments may increase default and delinquency rates, which may impact our charge-offs. We cannot provide any assurance that these reserves, based on management estimates, will not be required to be augmented due to an unexpectedly high level of defaults. If reserves for credit losses are not sufficient, we would be required to record a larger credit loss reserve against current earnings.

Holding Company Risks — We are a non-operating holding company, and as a result, are dependent on dividends from our subsidiaries, including our subsidiary banks, to meet our obligations, including our obligations with respect to our debt securities, and to provide funds for payment of dividends to our shareholders.

We are a non-operating holding company, whose principal assets and sources of income are our principal bank subsidiaries — The Bank of New York Mellon and BNY Mellon, N.A. — and our other subsidiaries. We are a legal entity separate and distinct from our banks and other subsidiaries and, therefore, we rely primarily on dividends and interest from these banking and other subsidiaries to meet our obligations, including our obligations with respect to our debt securities, and to provide funds for payment of dividends to our shareholders, to the extent declared by our ~~board~~ Board of ~~directors~~Directors. There are various legal limitations on the extent to which these banking and other subsidiaries can finance or otherwise supply funds to us (by dividend or otherwise) and certain of our affiliates.

For example, as a result of charges related to the restructuring of our securities portfolio in the third quarter of 2009, The Bank of New York Mellon and BNY Mellon, N.A. ~~currently~~

~~require~~previously required regulatory consent prior to paying a dividend to ~~us~~ the parent holding company.

Although we maintain cash positions for liquidity at the holding company level, if these banking subsidiaries or other of our subsidiaries were unable to supply us with cash over time, we could be unable to meet our obligations, including our obligations with respect to our debt securities, or declare or pay dividends in respect of our capital stock. See “Supervision and Regulation — Dividend Restrictions” in this ~~Form 10-K~~filing, the “Liquidity and Dividends” section in the MD&A — Results of Operations section and Note 21 of the Notes to Consolidated Financial Statements in the Annual Report.

Because we are a holding company, our rights and the rights of our creditors, including the holders of our debt securities, to a share of the assets of any subsidiary upon the liquidation or recapitalization of the subsidiary will be subject to the prior claims of the subsidiary’s creditors (including, in the case of our banking subsidiaries, their depositors), except to the extent that we may ourselves be a creditor with recognized claims against the subsidiary. The rights of holders of our debt securities to benefit from those distributions will also be junior to those prior claims. Consequently, our debt securities will be effectively subordinated to all existing and future liabilities of our subsidiaries. A holder of our debt securities should look only to our assets for payments in respect of those debt securities.

~~Limits on common stock dividends.~~

Our ability to pay dividends on our common stock is subject to the discretion of our Board of Directors and may be limited by the Federal Reserve or applicable provisions of Delaware law.

Holders of our common stock are only entitled to receive such dividends as our ~~board~~Board of ~~directors~~Directors may declare out of funds legally available for such payments. Although we have historically declared cash dividends on our common stock, we are not required to do so. Any increase in BNY Mellon’s ongoing quarterly dividend would require ~~consultation with~~approval from the Federal Reserve ~~Board~~. Any reduction of, or the elimination of, our common stock dividend in the future could adversely affect the market price of our common stock.

Delaware Law — Anti-takeover provisions in our certificate of incorporation and bylaws could discourage a change of control that our stockholders may favor, which could negatively ~~impact our stockholders.~~affect the market price of our common stock.

Provisions of Delaware law and provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us. Additionally, our certificate of incorporation authorizes our Board of Directors to issue additional series of preferred stock and such preferred stock could be issued as a defensive measure in response to a takeover proposal. These provisions could make it more difficult for a third party to acquire us even if an acquisition might be in the best interest of our stockholders. These provisions could also potentially deprive stockholders of an opportunity to sell their shares of common stock at a premium over prevailing market prices as a result of a takeover bid or merger.